Exhibit 99.1

ASX Market Announcement

NASDAQ Confirms First Trading Date of Consolidated ADS

Melbourne, Australia, 7 December 2023: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, wishes to advise shareholders that the NASDAQ have now confirmed that 14 December 2023 will be the first date the company’s ADS will trade on a consolidated basis. To ensure GTG’s securities trade on the same basis, on the same date, the Company’s ordinary shares will commence trading on the ASX on a consolidated basis, on the same date. Shareholders approved a 100:1 share consolidation at Genetic Technologies’ 2023 AGM. The timetable for the implementation of the share consolidation on the ASX is provided below:

Key event	Timetable

Notification to ASX that Consolidation is approved	22 November 2023

Last day for trading in pre-consolidated securities	13 December 2023

Trading in consolidated securities on a deferred settlement basis commences	14 December 2023

Record Date - Last day to register transfers on a pre-consolidation basis	15 December 2023

First day for Company to update register and send new holding statements to security holders reflecting the change in the number of securities held	16 December 2023

Completion of despatch of new holding statements. Deferred settlement trading ends	22 December 2023

Normal trading starts	27 December 2023

Authorised for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: Adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.